SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Sonia Gardner

President and Managing Partner

Avenue Capital Group

535 Madison Avenue

New York, NY 10022

(212) 850-7519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2008

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,277,086(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 44,277,086

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,277,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%(2)

14	TYPE OF REPORTING PERSON IN

(1)           Includes 148,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II, L.P. (“Avenue Capital II”) and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC (“GenPar”), the general partner of Avenue Capital II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital II and by the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”) and Avenue Investments, L.P. (“Avenue Investments”) on July 17, 2006 (the Warrants were immediately exercisable upon their issuance), (ii) Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”) on October 9, 2008 (the Third Lien Notes were immediately convertible upon their issuance) and (iii) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV US, L.P. (“Avenue “AIV” and together with Avenue Spec IV, Avenue Investments, Avenue International, CDP Global, and Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), the “Funds”) on October 9, 2008 (the Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC (“GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,277,086(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 44,277,086

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,277,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%(2)

14	TYPE OF REPORTING PERSON CO

(1)           Includes 148,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  GenPar is the general partner of Avenue Capital II and exercises voting and investment power over the securities beneficially owned by Avenue Capital II and by the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Spec IV and Avenue Investments on July 17, 2006 (the Warrants were immediately exercisable upon their issuance), (ii) Third Lien Notes in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International and CDP Global on October 9, 2008 (the Third Lien Notes were immediately convertible upon their issuance) and (iii) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV on October 9, 2008 (the Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P. (“Avenue Capital II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,277,086(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 44,277,086

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,277,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 148,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  Avenue Capital II exercises voting and investment power over the securities beneficially owned by Avenue Capital II and by the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Spec IV and Avenue Investments on July 17, 2006 (the Warrants were immediately exercisable upon their issuance), (ii) Third Lien Notes in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International and CDP Global on October 9, 2008 (the Third Lien Notes were immediately convertible upon their issuance) and (iii) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV on October 9, 2008 (the Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,695(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 3,566,695

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 96,868 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 1,796,237 shares of common stock, issued by the Issuer to Avenue Spec IV on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) Third Lien Notes in the principal amount of $18,493,194, convertible into 1,673,590 shares of common stock, issued by the Issuer to Avenue Spec IV on October 9, 2008 (the Third Lien Notes were immediately convertible upon issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Capital Partners IV, LLC (“Avenue Capital IV”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,695(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 3,566,695

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS GL Partners IV, LLC (“GL IV”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,695(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 3,566,695

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,695

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Investments, L.P. (“Avenue Investments”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,875,976(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,875,976

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 17,951 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 139,753 shares of common stock, issued by the Issuer to Avenue Investments on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) Third Lien Notes in the principal amount of $130,036,924, convertible into 2,718,273 shares of common stock, issued by the Issuer to Avenue Investments on October 9, 2008 (the Third Lien Notes were immediately convertible upon issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC (“Avenue Partners”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,875,976(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,875,976

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue Investments.  Avenue Partners is the general partner of Avenue Investments.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue International Master, L.P. (“Avenue International”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,966,457(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 5,966,457

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,966,457

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 23,785 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying the Third Lien Notes in the principal amount of $65,666,531 convertible into 5,942,672 shares of common stock, issued by the Issuer to Avenue International on October 9, 2008 (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue International Master GenPar, Ltd (“Avenue International GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,966,457(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 5,966,457

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,966,457

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)

14	TYPE OF REPORTING PERSON PN

(1)           With respect to shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,865,749(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 1,865,749

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 7,437 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying Third Lien Notes in the principal amount of $20,534,348 convertible into 1,858,312 shares of common stock, issued by the Issuer to CDP Global on October 9, 2008 (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,865,749(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 1,865,749

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue AIV US, L.P. (“Avenue AIV”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 30,000,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Represents Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV on October 9, 2008 (the Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of Common Stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 30,000,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

(2)           Based on 103,091,858 shares of Common Stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,207(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,207

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%(2)

14	TYPE OF REPORTING PERSON PN

(1)           Includes 2,207 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS Avenue Capital Partners V, LLC (“Avenue Capital V”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,207(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,207

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

1	NAMES OF REPORTING PERSONS GL Partners V, LLC (“GL V”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,207(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,207

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%(2)

14	TYPE OF REPORTING PERSON CO

(1)           With respect to shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on October 30, 2008.

CUSIP No. 65337Y102

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of NextWave Wireless, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12670 High Bluff Drive, San Diego, California.

Item 2.	Identity and Background.
(a)

This Statement is being jointly filed by:

(i)            Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”), a Delaware limited partnership, with respect to the shares held by it.

(ii)           Avenue Capital Partners IV, LLC (“Avenue Capital IV”), a Delaware limited liability company, and the general partner of Avenue Spec IV, with respect to the shares held by Avenue Spec IV.

(iii)          GL Partners IV, LLC (“GL IV”), a Delaware limited liability company, and the managing member of Avenue Capital IV, with respect to the shares held by Avenue Spec IV.

(iv)          Avenue Investments, L.P.(“Avenue Investments”), a Delaware limited partnership, with respect to shares held by it.

(v)           Avenue Partners, LLC (“Avenue Partners”), a New York limited liability company, and the general partner of Avenue Investments, with respect to shares held by Avenue Investments.

(vi)          Avenue International Master, L.P. (“Avenue International”), a Cayman Islands limited partnership, with respect to shares held by it.

(vii)         Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), a Cayman Islands company, and general partner of Avenue International, with respect to shares held by Avenue International.

(viii)        Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”), a Cayman Islands limited partnership, with respect to shares held by it.

(ix)           Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”), a Delaware limited liability company, and general partner of CDP Global, with respect to shares held by CDP Global.

(x)            Avenue AIV US, L.P. (“Avenue AIV”), a Delaware limited partnership, with respect to shares held by it.

(xi)           Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”), a Delaware limited liability company, and general partner of Avenue AIV, with respect to shares held by Avenue AIV.

(xii)          Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), a Delaware limited partnership, with respect to shares held by it.

CUSIP No. 65337Y102

(xiii)         Avenue Capital Partners V, LLC (“Avenue Capital V”), a Delaware limited liability company, and general partner of Avenue Spec V, with respect to shares held by Avenue Spec V.

(xiv)        GL Partners V, LLC (“GL V”), a Delaware limited liability company, and managing member of Avenue Capital V, with respect to shares held by Avenue Spec V.

(xv)         Avenue Capital Management II, L.P. (“Avenue Capital II”), a Delaware limited partnership and the investment advisor to the Funds, with respect to the shares held by Avenue Spec IV, Avenue Investments, Avenue International, CDP Global, Avenue AIV and Avenue Spec V (together, the “Funds”).

(xvi)        Avenue Capital Management II GenPar , LLC (“GenPar”), a Delaware limited liability company and the general partner to Avenue Capital II, with respect to the shares held by the Funds.

(xvii)       Marc Lasry, a United States citizen and managing member of GenPar, GL IV, Avenue Partners, Avenue International GenPar, CDP Global GenPar, Avenue AIV GenPar and GL V, with respect to the shares held by the Funds.

The persons identified in (i) through (xvii) above are herein referred to as the “Reporting Persons.”

(b)	The principal business and principal office of each of the Reporting Persons is located at: c/o Avenue Capital Management II, L.P. 535 Madison Avenue 15th Floor New York, NY 10022
(c)

Each of Avenue Spec IV, Avenue Investments, Avenue AIV and Avenue Spec V is a private investment partnership.  Each of Avenue International and CDP Global is a private offshore investment vehicle.  The principal businesses of Avenue Capital IV, Avenue Partners, Avenue International GenPar, CDP Global GenPar, Avenue AIV GenPar and Avenue Capital V are to serve as the general partners of, respectively, Avenue Spec IV, Avenue Investments, Avenue International, CDP Global, Avenue AIV and Avenue Spec V.  The principal business of GL IV and GL V are to serve as the managing members of, respectively, Avenue Capital IV and Avenue Capital V.  The principal business of Avenue Capital II is to serve as investment advisor to the Funds and one or more affiliated entities.  The principal business of GenPar is to serve as the general partner of Avenue Capital II.  Marc Lasry serves as the principal control person (directly or indirectly) of all of the Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).
(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 65337Y102

(f)	See Item 2(a) above for the citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.
As further described in Item 4 below, the Reporting Persons acquired the shares of Common Stock of the Issuer reported herein (the “Shares”) pursuant to certain financing transactions with the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons had previously filed their beneficial ownership on Schedule 13G.  However, as a result of the transaction as described below, the Reporting Persons’ beneficial ownership of the Issuer’s securities currently exceeds 20%.

On October 9, 2008 (the “Closing Date”), the Issuer and NextWave Wireless LLC, a wholly-owned subsidiary (“NextWave LLC”) entered into various agreements pursuant to which NextWave LLC issued Senior Subordinated Secured Second Lien Notes due 2010 (the “Second Lien Notes”) in the aggregate principal amount of $105,263,157, on terms previously described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2008.  Also on the Closing Date, the Issuer issued an aggregate principal amount of $477,617,000 of Third Lien Subordinated Secured Convertible Notes due 2011 (the “Third Lien Notes”) in exchange for all of its outstanding shares of Series A Senior Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

Third Lien Notes

Pursuant to a Third Lien Subordinated Exchange Note Exchange Agreement, among the Issuer, as issuer, NextWave LLC and the guarantors named therein, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (the “Exchange Agreement”):

•      Avenue International exchanged 48,739 shares of Preferred Stock convertible into 4,952,227 shares of common stock for Third Lien Notes in the principal amount of $65,666,531, convertible into 5,942,672 shares of common stock;

•      Avenue Investments exchanged 22,294 shares of Preferred Stock convertible into 2,265,227 shares of common stock for Third Lien Notes in the principal amount of $30,036,924, convertible into 2,718,273 shares of common stock;

•      Avenue Spec IV exchanged 13,726 shares of Preferred Stock convertible into 1,394,658 shares of common stock for Third Lien Notes in the principal amount of $18,493,174, convertible into 1,673,590 shares of common stock; and

•      CDP Global exchanged 15,241 shares of Preferred Stock convertible into 1,548,593 shares of common stock for Third Lien Notes in the principal amount of $20,534,348, convertible into 1,858,312 shares of common stock.

The Third Lien Notes are convertible at the option of the holder at any time prior to any optional or mandatory redemption into the number of shares of Common Stock equal to the principal amount, plus any accrued and unpaid interest thereon, divided by a conversion price of $11.05.  All or any portion of the principal amount of the Third Lien Notes may be converted (provided that any such conversion shall be in increments of $1,000 principal amount of the Note).

CUSIP No. 65337Y102

Warrants

On the Closing Date, the Issuer entered into a Warrant Agreement with the purchasers of the Second Lien Notes (the “Warrant Agreement”), pursuant to which the Issuer issued to such purchasers warrants to purchase an aggregate of 40,000,000 shares of common stock (the “Warrants”).  The Issuer issued warrants to purchase an aggregate of 30,000,000 shares of Common Stock to Avenue AIV.  The Warrants have an exercise price of $0.01 per share (subject to certain adjustments as set forth in the Warrant Agreement) and are exercisable at any time from the date of issuance until October 9, 2011.

Designated Director Agreement

Pursuant to a Designated Director Agreement entered into between the Issuer and Avenue Capital II (the “Director Agreement”), at any time when one or more members of the Avenue Capital Group, or their affiliates hold (individually or collectively) a majority of the outstanding principal amount of the Second Lien Notes, Avenue Capital II shall have the right, in consultation with the Issuer’s Governance Committee to nominate a director to the Board of Directors of the Issuer (the “Board”) as soon as the Board has a vacancy or at any election of directors by the Issuer’s shareholders when there is not currently an Avenue Capital II designated director serving on the Board.

Robert Symington, an employee of Avenue Capital II currently serves on the Board of the Issuer.  The Director Agreement provides that as of the date of the agreement, there is not currently an Avenue Capital II “designated director” serving on the Board.  In addition, the Director Agreement provides that the re-nomination and/or reelection of Robert Symington to the Board will not make him a designated director unless he is specifically designated by Avenue Capital II as the designated director.

The descriptions in this Statement of the Exchange Agreement, the Warrant Agreement and the Director Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith and incorporated by reference in this Statement.

Except as described herein, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name	Number of Shares	Percentage of Class (%)

Marc Lasry	44,277,086	30.0
GenPar	44,277,086	30.0
Avenue Capital II	44,277,086	30.0
Avenue Spec IV	3,566,695	3.3
Avenue Capital IV	3,566,695	3.3
GL IV	3,566,695	3.3
Avenue Investments	2,875,976	2.7
Avenue Partners	2,875,976	2.7
Avenue International	5,966,457	5.5
Avenue International GenPar	5,966,457	5.5
CDP Global	1,865,749	1.8
CDP Global GenPar	1,865,749	1.8
Avenue AIV	30,000,000	22.5
Avenue AIV GenPar	30,000,000	22.5
Avenue Spec V	2,207	0.002
Avenue Capital V	2,207	0.002
GL V	2,207	0.002

CUSIP No. 65337Y102

The percentage of class is calculated based on 103,091,858 shares of Common Stock outstanding as of October 30, 2008, as calculated for each Reporting Person pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.
(c)	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.
(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 2, Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of this Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.
Exhibit 2

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3

Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

CUSIP No. 65337Y102

Exhibit 4

Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

CUSIP No. 65337Y102

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 13, 2008

MARC LASRY

/s/ Marc Lasry

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

	By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

	By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

	By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

	By:	Avenue Capital Partners IV, LLC,
its General Partner

	By:	GL Partners IV, LLC,
its Managing Member

	By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No. 65337Y102

AVENUE CAPITAL PARTNERS IV, LLC

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE PARTNERS, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master Fund
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

CUSIP No. 65337Y102

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:	Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US, L.P.

By:	Avenue AIV US GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No. 65337Y102

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member